SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 0-10232

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST REGIONAL BANK 401K PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST REGIONAL BANCORP

1801 Century Park East

Los Angeles, CA  90067

First Regional Bank 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

FIRST REGIONAL BANK 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

First Regional Bank 401(k) Plan

Los Angeles, CA

We have audited the accompanying statements of net assets available for benefits of the First Regional Bank 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 22, 2007

/s/ Farber Hass Hurley & McEwen, LLP

Camarillo, California

FIRST REGIONAL BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Investments (Note 3)	$19,003,657	$12,910,980

NET ASSETS AVAILABLE FOR BENEFITS	$19,003,657	$12,910,980

See notes to financial statements.

FIRST REGIONAL BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Investment income:
Net appreciation in fair value of investments (Note 3)	$4,698,493	$1,922,243
Dividend and interest income	230,016	54,731

Net investment income	4,928,509	1,976,974

Contributions:
Participant contributions and rollovers	1,389,751	996,938
Employer contributions	310,817	237,837

Total contributions	1,700,568	1,234,775

Total additions	6,629,077	3,211,749

DEDUCTIONS:
Benefits paid to participants	536,400	325,312
Other disbursements	0	5,295

Total deductions	536,400	330,607

INCREASE IN NET ASSETS	6,092,677	2,881,142

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	12,910,980	10,029,838

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$19,003,657	$12,910,980

See notes to financial statements.

FIRST REGIONAL BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                      DESCRIPTION OF THE PLAN

The following description of the First Regional Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan covering substantially all employees of First Regional Bank (the “Bank”) who have attained age 18 and have completed one hour of service. The Bank has overall control and authority over the administration of the Plan. Wells Fargo Bank, N.A. (the ”Trustee”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Each year, participants may contribute up to 15% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. The Bank contributes 25% of the first 3% of base compensation that a participant contributes and 75% of the next 3% of base compensation that a participant contributes to the Plan. Participants turning age 50 or older may elect to defer additional amounts ( “Catch-up Contributions”) to the Plan.  The additional amounts may be deferred regardless of any other limitations on the amounts deferred to the Plan.  Catch-up Contributions are not matched by the Bank.  Additional amounts may be contributed at the discretion of the Bank’s board of directors. No such additional discretionary contributions were made for the years ended December 31, 2006 and 2005.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution and allocations of Bank discretionary contributions, participant forfeitures, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct their account balances into various investment options offered by the Plan. The Plan currently offers various mutual fund investment options including the First Regional Bancorp Stock Fund. Employer contributions are directed to the First Regional Bancorp Stock Fund.

During 2006, the Bank hired an investment advisor to review the Plan’s investments.  In connection with their review, many of the Plan’s investment options changed (although the ability of participants to invest in First Regional Bancorp’s common stock was not changed, and is still permitted).

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts is based on years of service. A participant is 100% vested after three years of credited service.

Payment of Benefits—On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments (annually, quarterly or monthly) over a specified period of time, not to exceed the participant’s life expectancy (or the joint expectancy of the participant and the participant’s designated beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts—At December 31, 2006 and 2005, forfeited nonvested accounts totaled $45,286 and $26,665, respectively.  Forfeitures of matching contributions are reallocated as a discretionary matching contribution for the Plan year in which the forfeiture occurs.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.

Investment Valuation and Income Recognition—The Plan’s investments are stated at their fair value measured by quoted market prices or the quoted market prices of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

Net Appreciation (Depreciation) in Fair Value of Investments – Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation) or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as “Net appreciation in fair value of investments”.

Administrative Expenses — Administrative expenses of the Plan are paid by the Bank as provided in the Plan document.

Funding Policy – The employer funds matching contributions along with employee salary deferrals at each semi-monthly payroll.

Payment of Benefits–Benefit payments to participants are recorded upon distribution. At December 31, 2006 and 2005, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid.

Risks and Uncertainties – The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rates and market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

At December 31, 2006 and 2005, approximately 65% and 70%, respectively, of the Plan’s assets consisted of investment units in First Regional Bancorp’s common stock.

3.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits are as follows as of December 31:

	Number of
	Units	Value

2006

Wells Fargo Collective Stable Return Fund	30,828	$1,222,676
First Regional Bancorp Stock Fund	406,092	12,440,143
Wells Fargo Advantage Index Fund	26,937	1,501,467
Columbia Acorn Select Fund	50,160	1,333,766

2005

Wells Fargo Collective S&P 500 Index Fund	19,093	$999,910
First Regional Bancorp Stock Fund	146,769	9,033,002
Wells Fargo Collective Short-Term Investment Fund	657,967	657,967

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2006	2005

PIMCO Low Duration Fund	$(3,835)	$(4,683)
Wells Fargo Limited Term Government Income Fund	0	(1,267)
Columbia Balanced Fund	(3,755)	5,055
Wells Fargo Collective Short-Term Investment Fund	0	0
Neuberger Berman Guardian Fund	(11,404)	14,111
Wells Fargo Collective S&P 500 Index Fund	(11,869)	45,316
Westcore MIDCO Growth Fund	(31,248)	10,229
Franklin Templeton Foreign Fund	(16,383)	6,209
Columbia Mid Cap Growth Fund	(29,299)	60,692
Wells Fargo Collective Asset Allocation Fund	(13,974)	20,683
Wells Fargo Advantage Short Duration Government Bond Fund	(1,012)	(981)
Wells Fargo Collective Stable Return Fund	29,399	0
PIMCO Real Return Fund	(137)	0
Dodge & Cox Income Fund	821	0
Wells Fargo Advantage High Income Fund	940	0
Oakmark Equity & Income Fund	16,517	0
Goldman Sachs Mid Cap Value Fund	5,783	0
Oakmark Fund	7,184	0
Wells Fargo Advantage Index Fund	155,718	0
Wells Fargo Collective S&P Midcap Index Fund	13,580	0
Columbia Acorn Select Fund	185,011	0
American Funds Growth Fund of America	6,484	0
Goldman Sachs Small Cap Value Fund	1,405	0
Columbia Acorn USA Fund	3,867	0
RS Investments Partners Fund	2,577	0
American Funds Europacific Growth Fund	66,593	0
SSGA Dow Jones Target Today Fund	5	0
SSGA Dow Jones Target 2015 Fund	47	0
SSGA Dow Jones Target 2025 Fund	78	0
SSGA Dow Jones Target 2035 Fund	274	0
SSGA Dow Jones Target 2045 Fund	0	0
First Regional Bancorp Stock Fund	4,325,126	1,766,879

Net appreciation in fair value of investments	$4,698,493	$1,922,243

4.                      NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of and for the years ended December 31:

	2006	2005

Net assets—First Regional Bancorp Stock Fund	$12,440,143	$9,033,002

Changes in net assets:
Net appreciation	4,325,126	1,766,879
Employer contribution	310,817	245,311
Participant contribution	271,852	236,672
Rollover	28,207	4,805
Benefits paid to participants	(404,073)	(196,043)
Net transfers	(1,124,788)	(232,052)

Net change	3,407,141	1,825,572

First Regional Bancorp Stock Fund—beginning of year	9,033,002	7,207,430

First Regional Bancorp Stock Fund—end of year	$12,440,143	$9,033,002

The amounts above include a portion which is participant directed.

5.                      EXEMPT RELATED PARTY TRANSACTIONS

The Bank and the Plan Trustee are parties-in-interest as defined by ERISA. Certain Plan investments are shares of mutual funds managed by Wells Fargo Bank, N.A.  Wells Fargo Bank, N.A. is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan’s First Regional Bancorp Stock Fund held 406,092 and 146,769 shares, respectively, of common stock of First Regional Bancorp, the bank holding company of the sponsoring employer.  First Regional Bancorp’s common stock split three-for-one effected August 2006.

Fees paid by the Bank to the Trustee for administrative expenses amounted to $41,139 and $27,095 for the years ended December 31, 2006 and 2005, respectively.

These transactions qualify as party-in-interest transactions permitted under Section 408(b)(8) of the Internal Revenue Code.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.                      FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by Wells Fargo Bank, N.A. Wells Fargo Bank, N.A. received an opinion letter from the Internal Revenue Service (“IRS”) dated August 30, 2001, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

8.                      SUBSEQUENT EVENTS

Effective January 1, 2007, the Plan changed as follows:

Contributions—Each year, participants may contribute between 1% and 100% of compensation each year as defined in the Plan, subject to certain Internal Revenue Code limitations. The Bank contributes 100% of the first 3% of base compensation that a participant contributes and 50% of the next 2% of base compensation that a participant contributes to the Plan.  Participants turning age 50 or older may continue to elect to defer additional amounts (“Catch-up Contributions”) to the Plan.    The additional amounts may be deferred regardless of any other limitations on the amounts deferred to the Plan.  These Catch-up Contributions are not matched by the Bank.

Vesting—Participants are vested immediately in both their contributions and the Bank’s contribution portion plus actual earnings thereon.

Investments—Participants direct their account balances into various investment options offered by the Plan. The Plan currently offers various mutual fund investment options including the First Regional Bancorp Stock Fund. Employer contributions are allocated as directed by the participants using the same allocation as the participants’ contributions.

Change in Trustee — In April 2007 the Plan’s Board of Trustees approved the transfer of the Plan’s trusteeship and administrative functions from Wells Fargo Bank, N.A. to the Principal Financial Group.

Change in Asset Value — Since December 31, 2006, the per unit value of First Regional Bancorp’s common stock has declined approximately 23%.

******

SUPPLEMENTAL SCHEDULE PROVIDED PURSUANT TO

THE DEPARTMENT OF LABOR RULES AND

REGULATIONS

FIRST REGIONAL BANK 401(k) PLAN   95-3408403

FORM 5500, SCHEDULE H, PART IV, LINE 4i,

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

	b.		e.
	Identity of Issue, Borrower,	c.	Current
a.	Lessor or Similar Party	Description of Investment	Value

*	Wells Fargo Investment Funds	Collective Stable Return Fund	$1,222,676
*	Wells Fargo Investment Funds	Advantage High Income Fund	54,989
*	Wells Fargo Investment Funds	Advantage Index Fund	1,501,467
*	Wells Fargo Investment Funds	Collective S&P Mid Cap Index Fund	178,024
	PIMCO Funds	Real Return Fund	9,634
	Columbia Funds	Acorn USA Fund - small cap growth fund	101,106
	Columbia Funds	Acorn Select Fund - mid cap growth fund	1,333,766
*	First Regional Bancorp Stock Fund	First Regional Bancorp Common Stock	12,440,143
	Dodge & Cox Funds	Fixed Income Fund	86,165
	Oakmark Funds	Equity & Income Fund	849,450
	Oakmark Funds	Oakmark Stock Fund	115,708
	American Funds	Growth Fund of America	132,619
	American Funds	Europacific Growth Fund	598,707
	Goldman Sachs Funds	Mid Cap Value Fund	98,124
	Goldman Sachs Funds	Small Cap Value Fund	82,370
	RS Partners	Partners Funds - small cap value fund	143,685
	SSGA Dow Jones Funds	Target Today Fund	382
	SSGA Dow Jones Funds	Target 2015 Fund	2,899
	SSGA Dow Jones Funds	Target 2025 Fund	46,180
	SSGA Dow Jones Funds	Target 2035 Fund	5,550
	SSGA Dow Jones Funds	Target 2045 Fund	13

	Total		$19,003,657

*	Party-in-interest

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned herunto duly authorized.

Date:         June 28, 2007

FIRST REGIONAL BANK 401(k) PLAN

BY:	/s/ Thomas McCullough
Thomas McCullough
Authorized Signatory